[FRANKLIN TEMPLETON LETTERHEAD]

October 2, 2013

Via EDGAR Transmission
Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Subject:                  Franklin Alternative Strategies Fund (“Registrant”)
(File Nos. 811-22641, 333-189667)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, below are Registrant’s responses to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided to Kristin H. Ives, Esq. on September 30, 2013 with regard to (i) Registrant’s responses to the Staff’s initial comments (the “Initial Comment Response”) to Registrant’s initial registration statement under the Securities Act of 1933 (“1933 Act”) on Form N-1A filed with the Commission on June 28, 2013 (the “Registration Statement”) and (ii) Pre-Effective Amendment No. 2 under the 1933 Act filed with the Commission on September 16, 2013 (the “Second Amendment”).  The Registration Statement and Second Amendment were filed in order to register the shares of a new series of Registrant, the Franklin K2 Alternative Strategies Fund (the “Fund”), under the 1933 Act, and to register the Fund under the Investment Company Act of 1940 (“1940 Act”).  Each additional comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement/Second Amendment.

Prospectus Comments:

1.           Comment:  As a follow up to comment no. 17 of the Initial Comment Response, provide the anticipated time period in the prospectus for the Fund’s annual or semi-annual report to shareholders that will include the discussion required by Item 10(a)(1)(iii) of Form N-1A or state that such time period will be inserted in a subsequent amendment to the Registration Statement.

Response:  A reference to the Fund’s semi-annual report for its initial fiscal period ending November 30, 2013 will be included in the prospectus.

2.           Comment:  As a follow up to comment no. 18 of the Initial Comment Response, include a footnote to the fee table in the Prospectus Summary referencing the deferred sales charge of 1% on purchases of $1 million or more of Class A shares sold within 18 months.

Response:  A footnote has been added to the fee table in the Prospectus Summary as requested.

3.           Comment:  Confirm that showing the fee waiver as a negative in the fee table is a usual practice of Registrant.

Ms. Karen Rossotto, Senior Counsel
October 2, 2013

Response:  Registrant confirms that fee waivers are shown as negative numbers in the fee tables of other funds in the Franklin Templeton fund complex.

4.           Comment:  Update the end date of the management fee waiver so that it extends for at least a one-year period from the anticipated effective date of the Registration Statement and the Second Amendment.

Response:  The management fee waiver will remain in effect for at least a one-year period after the anticipated effective date of the Registration Statement (October 4, 2014) and the related footnote in the prospectus has been revised accordingly.

SAI Comments:

5.           Comment:  Include the words that comprise the acronym “QPTP” in the section entitled “Investments in Partnerships and QPTPs” in the SAI.

Response:  A reference defining QPTPs has been added, as requested.

6.           Comment:  Include a description of the concept of return of capital in the discussion of “Master limited partnerships” in the SAI.

Response:  A cross reference has been added to the “Master limited partnerships” section in the SAI, as requested, to refer the reader to the “Distributions – Return of Capital” section of the SAI for a discussion regarding the treatment of a return of capital distribution to a shareholder.

Part C Comments:

5.           Comment:  Confirm that the Registrant will file a legal opinion with respect to shares of the Fund.

Response:  Registrant confirms that a legal opinion with respect to the Fund will be included as part of Registrant’s Pre-Effective Amendment No. 3 to be filed on October 2, 2013.

6.           Comment:  Confirm that it is not necessary to file an auditor’s consent with the Fund’s Pre-Effective Amendment No. 3.

Response:  Registrant confirms that, as there are no audited financials included in the Registration Statement or any pre-effective amendments thereto, no related auditor’s consent is required to be filed.  Registrant’s independent registered public accounting firm, Ernst & Young LLP, has provided related confirmation.

Please do not hesitate to contact me at (650) 312-2018, or Kristin H. Ives at (215) 564-8048 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray
Steven J. Gray
Secretary of Registrant

cc: Kristin H. Ives, Esquire